September 1, 2005

Mail Stop 7010

By U.S. Mail and facsimile to (212) 310-8007

Mr. William S. Creekmuir, Executive Vice President
   and Chief Financial Officer
Simmons Company
One Concourse Parkway, Suite 800
Atlanta, Georgia   30328-6188

Re:	Simmons Company
	Amendment No. 1 to Registration Statement on Form S-4
	Filed on August 26, 2005
	File No.:  333-124138

Dear Mr. Creekmuir:

	We have reviewed the above filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners and Management,
page
84
1. As previously requested, the table or the related footnotes on pages 84 and 85 should disclose the natural person(s) who exercise sole or shared voting and/or investment power over the securities listed in the table for Thomas H. Lee Partners L.P. and Affiliates.
Your revised disclosure should account for the entire 71.8% interest.
Accordingly, please provide the requested information with respect to
Thomas H. Lee Investors Limited Partners, Putnam Investments
Holdings,
LLC, Putnam Investments Employees` Securities Company I, LLC, and Putnam Investments Employees` Securities Company II, LLC.

Simmons Company Financial Statements for the Six-Month Interim
Period
Ended June 25, 2005

E.  Warranties, page F-57
2. We note the following regarding your warranty liability:

* In fiscal year 2004, you decreased the accrual for warranties previously issued by $446,000. You then increased your accrual for warranties previously issued by $1,315,000 during the six-month period
ended June 25, 2005.
* During fiscal year 2004 and the predecessor period for fiscal year
2003, your warranty settlements exceeded your beginning warranty liability balance, and it appears this trend will continue in fiscal year 2005.
* For the combined fiscal year 2003 period, for fiscal year 2004
and
the six-month period ended June 25, 2005, warranty settlements increased 21%, 32% and 40%, respectively. However, net sales increased 14% for the combined fiscal year 2003 period and 8% for fiscal year 2004, whereas net sales decreased by 3% for the six-month period ended June 25, 2005 versus the prior year period.
* The provision for new warranties issued as a percentage of net sales
increased to .6% for fiscal year 2004 versus .4% and .5%, respectively, for fiscal year 2002 and the combined fiscal year 2003 period.

In light of the above facts, please provide us with a detailed explanation of how you determine the amount of your warranty liability. In addition, please revise your results of operations and critical accounting policies sections of management`s discussion and analysis of financial condition and results of operations to address the trends noted above regarding your warranty provision and liability and to provide a more comprehensive explanation of your estimate of the warranty accrual.


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Tracey Houser, accountant at 202-551-3736 or Anne
McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact
Dorine
H. Miller, Financial Analyst at 202-551-3711 or me at 202-551-3766 with any other questions.

							Sincerely,



							Pamela A. Long
							Assistant Director













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Mr. William S. Creekmuir
Simmons Company
September 1, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE